United States securities and exchange commission logo





                               May 13, 2020

       Thomas Ulmer
       Chief Financial Officer
       Immatics B.V.
       2130 West Holcombe Boulevard, Suite 900
       Houston, Texas 77030

                                                        Re: Immatics B.V.
                                                            Registration
Statement on Form F-4
                                                            Filed April 16,
2020
                                                            File No. 333-237702

       Dear Mr. Ulmer:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       F-4 filed April 16, 2020

       Questions and Answers about the Business Combination and the General Meeting
       Will the management of Immatics change in the Business Combination?, page 4

   1. Discuss here and elsewhere in your registration statements the significance of the two-tier board structure.
Explain the roles and responsibilities at each tier. You may choose to provide a
cross-reference to this discussion.
       What will happen in the Business Combination?, page 4

   2. Discuss here, or where you deem appropriate in this section, that TopCo will be the reporting company and
that it will be a foreign private issuer subject to different reporting and disclosure
requirements.
 Thomas Ulmer
FirstName LastNameThomas Ulmer
Immatics B.V.
Comapany NameImmatics B.V.
May 13, 2020
Page 2
May 13, 2020 Page 2
FirstName LastName
Summary, page 19

3. Discuss any material collaboration and license agreements upon which the combined company will rely and why they are material.
4.       Disclose here the status of Immatics' product candidates.
5. Quantify the material exchange ratios of the transactions here and throughout your registration statement (e.g., the Exchange).
6. We note your reference here to "encouraging early biological efficacy data observed"
         in clinical trials, as well as "promising" preclinical data, in addition to later disclosure referencing the "[s]trong potency, usability and commercial viability of [your] propriety pipeline." As safety and efficacy determinations are solely within the FDA's authority and they continue to be evaluated throughout all phases of clinical trials, please remove these and any such references in your prospectus. In the Business section, you may present objective data resulting from your trials without including conclusions related to efficacy.
7. We note your statement that your global team is committed to "rapidly develop and advance" the company's therapeutic pipeline here and throughout the prospectus, including intent "to accelerate the clinical development." Please revise this disclosure and similar statements throughout your prospectus to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as these statements are speculative for you to make.
8. Briefly expand your Summary discussion to disclose the status of intellectual property that is material to your portfolio and identify the portfolio item to which it is material. For example, state whether you own the intellectual property, whether you have any patent applications, or if you license intellectual property. Also indicate any license upon which your research and development depends.
The Business Combination, page 21

9. Please discuss here, in your Background the Combination section, and anywhere else you deem appropriate the factors that determine the ownership percentages. ARYA Board's Reasons for Approval of the Business Combination, page 26

10. Expand your disclosure to discuss the specific expertise of ARYA's board of directors.
11. For balance, discuss the countervailing factors ARYA's board considered when determining to pursue the combination.
Material Tax Consequences, page 32

12. We note that you will file tax opinions as exhibits to your registration statement. Please disclose here, in your Material Tax Considerations section, and anywhere else you deem appropriate that you have sought tax opinions.
 Thomas Ulmer
FirstName LastNameThomas Ulmer
Immatics B.V.
Comapany NameImmatics B.V.
May 13, 2020
Page 3
May 13, 2020 Page 3
FirstName LastName
Risk Factors
Immatics will need additional financing to fund its operations and complete the development and commercialization of its various product..., page 39

13. We note that you state that Immatics will need to obtain additional financing to fund its future operations, including completing the development and commercialization of its product candidates. Please expand your disclosure to specify the programs that will be advanced and how far into development or commercialization you expect to reach with current levels of funding. You may provide a cross-reference to this information.
The use of Immatics' and Immatics US's net operating loss carryforwards and research tax credits may be limited..., page 92

14. Please quantify Immatics potential limitations on net operating losses.
Background of the Combination, page 129

15. Discuss in greater detail the material alternatives ARYA considered prior to deciding to solely pursuing a combination with Immatics. Discuss with specificity the factors ARYA evaluated when determining what would be a suitable business competition opportunity.
16. Provide background on the negotiations among the parties that led to the material terms of the combination agreement. Discuss, among other matters you deem material, how the parties determined the ownership structure of the post-combination entity. Also discuss the negotiations regarding the material terms of the PIPE Financing. Business of Immatics and Certain Information about Immatics
Overview, page 201

17. Please delete your references to Immatics being a "global leader" in the development of
         TCR-based immunotherapies as it implies the approval of your product candidates. Given the development stage of your product candidates it is premature for you to suggest that your product candidates are effective and will be approved.
Figure 1. Immatics' proprietary pipeline and milestones., page 202

18. Please revise your chart and graphics so that all information is clearly legible and readers are able to tell what the graphic is intended to describe. For example, where necessary, please enlarge the chart here so that the axes and legends are legible.
19. Please revise your chart to indicate the material stages you will need to complete before marketing your products. For instance, please add Phase III to your chart. Please also clearly indicate what each column is intended to describe and show, including by adding vertical lines to denote development status.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Thomas Ulmer
Immatics B.V.
May 13, 2020
Page 4

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Li Xiao at (202) 551-4391 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Courtney Lindsay at (202) 551-7237 or Celeste Murphy at (202) 551-3257 with any other questions.



FirstName LastNameThomas Ulmer                             Sincerely,
Comapany NameImmatics B.V.
                                                           Division of
Corporation Finance
May 13, 2020 Page 4                                        Office of Life
Sciences
FirstName LastName